NO ACT

PE
1-16-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

14005267

DIVISION OF
CORPORATION FINANCE

FEB 28 2014

Washington, DC 20549

February 28, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-28-14

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Bank of America Corporation
Incoming letter dated January 16, 2014

Dear Mr. Mueller:

This is in response to your letters dated January 16, 2014, January 23, 2014, January 29, 2014 and February 4, 2014 concerning the shareholder proposal submitted to Bank of America by Reinvestment Partners and New Economy Project. We also have received a letter from Reinvestment Partners dated January 30, 2014.

Your letter dated January 29, 2014 indicates that New Economy Project has withdrawn as a co-proponent of the proposal, and that Bank of America therefore withdraws its January 16, 2014 request for a no-action letter from the Division with respect to that co-proponent. Because the matter is now moot, we will have no further comment with respect to that co-proponent.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Peter Skillern
Reinvestment Partners
peter@reinvestmentpartners.org

February 28, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Bank of America Corporation
Incoming letter dated January 16, 2014

The proposal relates to a review.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Bank of America's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement continuously for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We note that Bank of America did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Bank of America's request that the 80-day requirement be waived.

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

February 4, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bank of America Corporation*
Stockholder Proposal of Reinvestment Partners
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 16, 2014 (the "No-Action Request"), we requested that the staff of the Division of Corporation Finance (the "Staff") concur that our client, Bank of America Corporation (the "Company"), could exclude from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") and statements in support thereof received from Reinvestment Partners ("RP").[1]

We argued in the No-Action Request that RP failed to provide sufficient verification of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including November 25, 2013, the date RP submitted the Proposal to the Company. The letter from Charles Schwab that RP provided in response to the Company's deficiency notice stated that "the market value was at least $2000.00 during the above-referenced period." However, as noted in the No-Action Request, "'during' does not necessarily mean 'continuously throughout'; both the number and value of Company shares held by RP during the specified period could have varied in a manner that would not satisfy Rule 14a-8(b), and yet the representations in the Second RP Schwab Letter would be accurate."

RP submitted a response letter dated January 30, 2014, stating that one of the definitions of "during" in the Merriam-Webster online dictionary is "throughout the entire time." RP cites this definition to support its assertion that "RP provided a clear statement that it met the requirements of Rule 14-8(a) [*sic*] using language as commonly understood." However,

---

[1] The Proposal also was submitted by New Economy Project (d/b/a Neighborhood Economic Development Advocacy Project), but as noted in our January 29, 2014 letter to the Staff, that entity withdrew as a co-filer of the Proposal.

RP's response to the Company's deficiency notice did not include a clear and unambiguous statement of its ownership. Even though "during" *may* mean "throughout," as we argued in the No-Action Request, "during" does not necessarily mean "throughout the entire time"; in fact, the same dictionary also defines "during" to mean "at some time in the course of (something)." Thus, the language submitted by RP did not demonstrate RP's continuous ownership of a sufficient amount of the Company's stock. As in *Verizon Communications, Inc.* (avail. Jan. 25, 2008), the fact that an ownership letter has wording that, under one definition, could be read to support an ownership claim is not sufficient when the wording could just as plausibly have a meaning that is not sufficient to substantiate ownership.

The Company sent a deficiency notice to RP that specifically addressed this issue. The deficiency notice observed that the proof of ownership letter that RP initially submitted to the Company "states that '[t]he account held at least $2000.00 market value of BAC during period referenced above' but does not state that this amount was held *continuously* during the requisite one-year period" (emphasis in original). The deficiency notice then stated that RP "must submit a new proof of ownership letter verifying its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company." Given the clear and explicit instructions in the deficiency notice, which RP did not address in its response to the deficiency notice, RP's January 30, 2014 attempt to explain and clarify[2] what it and its broker intended to say originally is not timely and does not cure the deficiency that existed.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Jennifer E. Bennett, the Company's Associate General Counsel and Assistant Corporate Secretary, at (980) 388-5022.

---

[2] RP also provided a "supplemental" proof of ownership letter with its response letter, more than one month after RP's deadline for providing proof of ownership. Because the Company's deficiency notice to RP was delivered on December 5, 2013, RP's deadline for providing proof of ownership was December 19, 2013.

Sincerely,

Ronald O. Mueller

Enclosure

cc: Jennifer E. Bennett, Bank of America Corporation
Peter Skillern, Reinvestment Partners
Josh Zinner, New Economy Project, d/b/a Neighborhood Economic Development Advocacy Project

101670950.4

REINVESTMENT PARTNERS
"ADVOCATING FOR ECONOMIC JUSTICE AND OPPORTUNITY"

January 30, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re: *Bank of America Corporation*
Supplemental Support for the Stockholder Proposal of Reinvestment Partners
Securities Exchange Act of 1934—Rule 14a-8

To Whom It May Concern:

Reinvestment Partners ("***RP***") submits this letter in response to the letter dated January 16, 2014 (the "***Bank of America Letter***") sent to the staff of the Division of Corporation Finance (the "***Staff***") of the U.S. Securities and Exchange Commission (the "***SEC***") on behalf of Bank of America Corporation (the "***Company***"). In its letter, the Company contends that it may omit the shareholder resolution and supporting statement (together, the "***Proposal***") submitted by RP from the Company's proxy materials for its 2014 Annual Meeting of Stockholders pursuant to Rule 14a-8(b).[1] RP continues to oppose the Company's request for confirmation that the Staff will not recommend enforcement action to the SEC if the Company excludes RP's Proposal. RP has concurrently sent a copy of this correspondence to the Company.

The Proposal satisfies all requirements of Rule 14a-8. In response to the Company's deficiency notice, RP sent the Company a letter with a statement from Charles Schwab (the "***Proponent Response Letter***") stating, "Reinvestment Partners has been the beneficial holder of Bank of America Corp. (Symbol BAC) from November 25, 2012 to November 25, 2013. Based on the 52 week high/low of the stock, the market value was at least $2000.00 *during* the above-referenced period." (emphasis added).

The Company asserts that this letter "does not confirm RP's continuous ownership of the requisite amount of shares from November 25, 2012 to November 25, 2013." The Company rests its position upon RP's failure to use the word "continuous" or one of the word's derivatives.[2] The Company's emphasis on

[1] The Proposal was originally co-filed with the New Economy Project (*d/b/a* Neighborhood Economic Development Advocacy Project), but the New Economy Project has since withdrawn as co-filer of the Proposal.

[2] However, the no-action letters cited by the Company do not support the mechanical interpretation advanced by the Company. In *Verizon Communications, Inc.*, Verizon's issue was not with the proponent's use of the word "consistently." Instead, Verizon took issue with a letter that stated the proponent "is a beneficial owner of Verizon Communications Inc. securities and has held a security position with [the broker] dating back to March, 2005." In a separate paragraph, the letter stated, "This purchase consisted of 1109 shares which he held consistently." In its no-action request, Verizon argued that the first paragraph did not, with specificity, state that the proponent held Verizon's securities for the requisite time period. With respect to the second paragraph, rather than address the proponent's use of the word "consistently," Verizon argued that it did not specify which company's shares were purchased and when they were purchased. Thus, the proponent's letter "provide[d] no statement as to the number or value of Verizon shares owned by the proponent at any particular time."

110 E GEER STREET, DURHAM NC 27701 • POST OFFICE BOX 1929, DURHAM NC 27702
TEL (919) 667-1000 • FAX (919) 688-0082 • WWW.REINVESTMENTPARTNERS.ORG

semantics, however, mischaracterizes Rule 14a-8(b)'s requirements. While the Staff Legal Bulletin No. 14F suggests a format that includes the word "continuous," the Bulletin makes clear that such a format "is not mandatory or exclusive."[3] RP provided a clear statement that it met the requirements of Rule 14-8(a) using language as commonly understood. In fact, the first entry of The Merriam-Webster dictionary defines the word "during" as "throughout the entire time of (an event, period, occurrence, etc.)."[4] In reliance upon this common usage and without any requirement for precise language, the plain meaning of the Proponent Response Letter clearly establishes that RP meets the eligibility requirements of Rule 14a-8(b).

To put to rest any issues over RP's factual ownership of the requisite Company stock, RP has obtained, for reference, an additional Charles Schwab letter. *See* Exhibit A. This letter confirms RP's ownership of the stock has been continuous throughout the required period. This letter serves as *supplemental* proof of the proponent's continuous ownership, but the proponent reiterates that its original letter satisfies Rule 14a-8(b)'s eligibility requirements, with respect to "continuous" ownership.

The Company resorts to semantics to prevent shareholders from voting on an important issue of public policy. On September 30, 2013, a similar proposal put before the Company shareholders garnered 25% support, and RP believes that it remains in the best interest of the Company and its shareholders to consider this critical matter. Accordingly, we respectfully disagree with the argument advanced in the Bank of America Letter and affirmatively assert that there is no basis for the exclusion of the proposal submitted by RP. Because the Company has not met its burden of providing a reasonable basis to exclude the Proposal under Rule 14a-8(b), we respectfully request that the Staff deny the Company's no-action request.

Respectfully submitted,

Peter Skillern

Peter Skillern
Executive Director, RP

Enclosure

cc: Jennifer E. Bennett, Bank of America Corporation

In *Telular Corp. (Rossi)*, the proponent's broker sent Telular a notice, dated August 29, 2003, stating that the proponent "held over $2000.00 market value of Telular Corporation (TRLS) for over a year." In response, Telular stated that the proponent failed to provide Telular with proof that he "has continuously held his shares since August 14, 2002," a year prior to the date he submitted the proposal. Thus, the proponent's language (*i.e.*, "for over a year") was insufficient because it failed to establish ownership in the requisite period (*i.e.*, a year before the proposal was submitted).

General Motors Corp. is irrelevant in this matter, as the issue in the case was whether the proponent established ownership of the requisite *market value*.

[3] *See* Section C, note 11, Staff Legal Bulletin No. 14F.

[4] MERRIAM-WEBSTER ONLINE DICTIONARY, http://www.merriam-webster.com/ dictionary/during/ (last accessed January 28, 2014).

O:Joel Skillern

charles SCHWAB

January 24, 2014

Account #: ****** FISMA & OMB Memorandum M-07-16 ***
Questions: (877)561-1918 EXT. 34325

Victor Galloway, Joel Skillern

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Skillern,

This letter is to confirm information requested regarding the above-referenced account.

Reinvestment Partners has been the beneficial holder of Bank of America Corp. (Symbol BAC) from November 25, 2012 to November 25, 2013.

Based on the 52 week high/low of the stock, the market value was continuously over $2000.00 for the above-referenced period.

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (877)561-1918 EXT. 34325.

Sincerely,

Christopher Haller

Christopher Haller
Phoenix SOS
P.O. Box 52114
Phoenix, AZ 85072-2114

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 29, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bank of America Corporation*
Stockholder Proposal of Reinvestment Partners and New Economy Project (d/b/a Neighborhood Economic Development Advocacy Project)
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 16, 2014 (the "No-Action Request"), we requested that the staff of the Division of Corporation Finance concur that our client, Bank of America Corporation (the "Company"), could exclude from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Reinvestment Partners ("RP") and New Economy Project, formerly known as, and doing business as, Neighborhood Economic Development Advocacy Project ("NEDAP").

This letter is to inform you that on January 29, 2014, the Company received from NEDAP a letter in which NEDAP withdraws as a co-filer of the Proposal. *See* Exhibit A. In reliance on that letter, we hereby withdraw our arguments in the No-Action Request relating to the Company's ability to exclude the submission from NEDAP from the 2014 Proxy Materials.

RP has not withdrawn the Proposal, and we therefore do not withdraw our arguments relating to the Company's ability to exclude the submission from RP from the 2014 Proxy Materials.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Jennifer E. Bennett, the Company's Associate General Counsel and Assistant Corporate Secretary, at (980) 388-5022.

Sincerely,

Ronald O. Mueller

Enclosure

cc: Jennifer E. Bennett, Bank of America Corporation
Peter Skillern, Reinvestment Partners
Josh Zinner, New Economy Project, d/b/a Neighborhood Economic Development Advocacy Project

101670074.2

GIBSON DUNN

<u>EXHIBIT A</u>

New Economy Project
176 Grand Street, Suite 300, New York, NY 10013
Tel: (212) 680-5100 Fax: (212) 680-5104
www.nedap.org

January 28, 2014

Jennifer E. Bennett
Associate General Counsel and Associate Corporate Secretary
Bank of America Corporation
Hearst Tower
214 North Tryon Street
NC1-027-20-05
Charlotte, NC 29255

Dear Ms. Bennett:

New Economy Project withdraws as co-filer of the shareholder proposal submitted by Reinvestment Partners on behalf of Reinvestment Partners and New Economy Project on November 28, 2013.

Sincerely,

Josh Zinner,
Co-Director, New Economy Project

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 23, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bank of America Corporation*
Supplemental Letter Regarding Stockholder Proposal of the Reinvestment Partners and New Economy Project (d/b/a Neighborhood Economic Development Advocacy Project)
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter relates to the no-action request (the "No-Action Request") that we submitted on behalf of our client, Bank of America Corporation (the "Company"), to the staff of the Division of Corporation Finance (the "Staff") on January 16, 2014 in response to the stockholder proposal (the "Proposal") and statements in support thereof received from Reinvestment Partners and New Economy Project, formerly known as, and doing business as, Neighborhood Economic Development Advocacy Project ("NEDAP").

This letter is to inform you that on January 22, 2014, the Company received via e-mail from NEDAP a letter (the "NEDAP Letter") stating that NEDAP "intends to maintain continuous ownership of at least $2,000 worth of [Company] shares for the forseeable [*sic*] future, through the date of the [Company's] 2014 Annual Meeting." The e-mail from NEDAP does not indicate that the NEDAP Letter was also sent to the Staff. Therefore, we are hereby providing it to the Staff for the Staff's information, attached to this letter as Exhibit A.

The Proposal continues to be excludable for the reasons set forth in the No-Action Request. NEDAP failed, after timely and clear notice, to provide on a timely basis the statement required under Rule 14a-8(b)(2), and the NEDAP Letter was sent to the Company well after NEDAP's deadline for remedying the deficiencies that were described in the deficiency notice that the Company sent to NEDAP. *Cf. Mondelēz International, Inc.* (avail. Jan. 15, 2013) (concurring in the exclusion of a proposal under Rule 14a-8(b) and 14a-8(f) when the proponent submitted corrected proof of ownership approximately 15 days after the

GIBSON DUNN

applicable deadline and after receiving the company's no-action request). Accordingly, the Proposal can be excluded from the Company's proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955 8671 or Jennifer E. Bennett, the Company's Associate General Counsel and Assistant Corporate Secretary, at (980) 388-5022.

Sincerely,

Ronald O. Mueller

Enclosure

cc: Jennifer E. Bennett, Bank of America Corporation
Peter Skillern, Reinvestment Partners
Josh Zinner, New Economy Project, d/b/a Neighborhood Economic Development Advocacy Project

101666008.3

GIBSON DUNN

EXHIBIT A

From: Josh Zinner [mailto:josh@neweconomynyc.org]
Sent: Wednesday, January 22, 2014 5:22 PM
To: jennifer.e.bennett@bankofamerica.com
Subject: Stockholder Proposal

Please see the attached letter referencing New Economy Project's intent to continuously hold the requisite Bank of America shares through the 2014 Annual Meeting.

Thank you.

Josh Zinner, Co-Director
New Economy Project (formerly NEDAP)
176 Grand Street, Suite 300
New York, NY 10013
ph: (212) 680-5100
fax: (212) 680-5104
www.nedap.org

New Economy Project
176 Grand Street, Suite 300, New York, NY 10013
Tel: (212) 680-5100 Fax: (212) 680-5104
www.nedap.org

New Economy Project
formerly NEDAP

January 22, 2014

Jennifer E. Bennett
Associate General Counsel and Associate Corporate Secretary
Bank of America Corporation
Hearst Tower
214 North Tryon Street
NC1-027-20-05
Charlotte, NC 29255

Re: Stockholder Proposal of Reinvestment Partners and New Economy Project (d/b/a Neighborhood Economic Development Advocacy Project)

Dear Ms. Bennett:

This letter supplements the information already provided by the primary filer Reinvestment Partners, on November 25, 2013. New Economy Project previously authorized Reinvestment Partners in writing to submit the proposal on its behalf.

New Economy Project intends to maintain continuous ownership of at least $2,000 worth of Bank of America shares for the forseeable future, through the date of the Bank of America's 2014 Annual Meeting.

Please let me know if you have any additional concerns regarding New Economy Project's eligibility as a co-filer on the above-referenced Stockholder Proposal.

Thank you.

Sincerely,

Josh Zinner
Co-Director

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 16, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bank of America Corporation*
Stockholder Proposal of the Reinvestment Partners and New Economy Project (d/b/a Neighborhood Economic Development Advocacy Project)
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Bank of America Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Reinvestment Partners ("RP") and New Economy Project, formerly known as, and doing business as, Neighborhood Economic Development Advocacy Project ("NEDAP" and, together with RP, the "Proponents"). Pursuant to Rule 14a-8(j), we have concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if they elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal relates to the Company's mortgage servicing and foreclosure practices. A copy of the Proposal, as well as related correspondence from RP, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponents failed to satisfy the applicable procedural and eligibility requirements.

BACKGROUND

RP submitted the Proposal to the Company with a letter dated November 25, 2013, which was sent via email on the same date. *See* Exhibit A. In its cover letter to the Proposal, RP stated that "[NEDAP] is a co-filer of this resolution" and that NEDAP "will maintain ownership of the shares for the foreseeable future." However, the letter did not state that RP was filing the Proposal on NEDAP's behalf, did not include any indication that RP was authorized to submit the Proposal for NEDAP, and did not indicate that a copy of the letter was being sent to NEDAP.

On December 2, 2013, RP provided via email a letter from Charles Schwab dated November 25, 2013 (the "First RP Schwab Letter"), which stated in relevant part that "Reinvestment Partners have been the beneficial holder of Bank of America Corp. (Symbol BAC) from November 22, 2012 to November 22, 2013. The account held at least $2000.00 market value of BAC during period referenced above." *See* Exhibit B.

The First RP Schwab Letter failed to verify RP's continuous ownership of the requisite number of Company shares for at least one year as of November 25, 2013, the date RP submitted the Proposal. In addition, the Company reviewed its stock records, which did not indicate that either of the Proponents was the record owner of any shares of Company stock.

Accordingly, on December 4, 2013, which was within 14 days of the date that the Company received the Proposal, the Company sent RP a letter notifying it of the Proposal's procedural deficiencies as required by Rule 14a-8(f) (the "RP Deficiency Notice"). In the RP Deficiency Notice, attached hereto as Exhibit C, the Company informed RP of the requirements of Rule 14a-8 and how it could cure the procedural deficiencies, and included a copy of Rule 14a-8 and SEC Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). Specifically, the RP Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);

- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b), including the requirement to verify RP's "continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 25, 2013)";

- that the First RP Schwab Letter that RP provided was not sufficient because (1) it verified ownership between November 22, 2012 and November 22, 2013 rather than for the one-year period preceding and including November 25, 2013, the date the Proposal was submitted to the Company; and (2) it stated that "[t]he account held at least $2000.00 market value of BAC during period referenced above" but did not confirm that the requisite amount of shares was held *continuously* during the requisite one-year period; and

- that RP's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date RP received the RP Deficiency Notice.

The RP Deficiency Notice also stated that while RP's November 25, 2013 cover letter had indicated that NEDAP was a co-filer of the Proposal, the Company had not received any correspondence from NEDAP, nor had the Company received any indication that RP was authorized to submit the Proposal on behalf of NEDAP. *See* Exhibit C. The RP Deficiency Notice was delivered to RP at 10:12 am on December 5, 2013. *See* Exhibit D.

RP replied by email on December 16, 2013. *See* Exhibit E. RP's response included a letter from Charles Schwab dated December 11, 2013 (the "Second RP Schwab Letter"), which stated in relevant part that "Reinvestment Partners have been the beneficial holder of Bank of America Corp. (Symbol BAC) from November 25, 2012 to November 25, 2013. Based on the 52 week high/low of the stock, the market value was at least $2000.00 during the above-referenced period." As with the First RP Schwab Letter, the Second RP Schwab Letter indicates that at some time during the one year period addressed in the letter RP held Company shares with a value of at least $2000.00 ("[b]ased on the 52 week high/low of the stock"), but did not confirm that RP continuously held, throughout the one-year period preceding and including the date the Proposal was submitted (November 25, 2013), a number of Company shares that would satisfy the ownership requirement of Rule 14a-8.

With its December 16, 2013 response, RP also forwarded a letter from NEDAP dated December 12, 2013 (the "NEDAP Letter"), which stated that "Reinvestment Partners has since November 25, 2013 and at all times thereafter, been authorized to submit the Proposal related to mortgage servicing on behalf of New Economy Project (dba Neighborhood Economic Development Advocacy Project)." *See* Exhibit E. The NEDAP Letter was accompanied by a letter from Charles Schwab dated December 12, 2013 (the "First NEDAP Schwab Letter"). *See* Exhibit E. The NEDAP Letter did not include a statement confirming NEDAP's intent to continue to hold the requisite amount of Company shares through the date of the Company's 2014 Annual Meeting.

Accordingly, on December 23, 2013, which was within 14 days of the date that the Company received the NEDAP Letter, the Company sent NEDAP a letter notifying it of the Proposal's procedural deficiencies as required by Rule 14a-8(f) (the "NEDAP Deficiency Notice"). In the NEDAP Deficiency Notice, attached hereto as Exhibit F, the Company informed NEDAP of the requirements of Rule 14a-8 and how it could cure the procedural deficiencies. Specifically, the NEDAP Deficiency Notice stated:[1]

- the requisite stock ownership amount in Rule 14a-8(b);
- that NEDAP must submit a written statement of its intent to continue holding the requisite number of Company shares through the date of the Company's 2014 Annual Meeting under Rule 14a-8(b);
- that NEDAP had not provided the required statement and that RP's statement regarding NEDAP's intention to hold shares was inadequate because NEDAP did not make the statement and because the statement provided by RP did not confirm that NEDAP will maintain ownership of the shares through the date of the Company's 2014 Annual Meeting of Stockholders; and
- that its response had to be postmarked or transmitted electronically no later than 14 calendar days from the date NEDAP received the NEDAP Deficiency Notice.

---

[1] The NEDAP Deficiency Notice also addressed the fact that NEDAP's submission had failed to provide verification of NEDAP's ownership of the requisite number of Company shares continuously for at least one year preceding and including November 25, 2013. This letter does not address that issue, but is not intended to waive that argument or any other potential grounds for exclusion.

The NEDAP Deficiency Notice also included a copy of Rule 14a-8 and SLB 14F. *See* Exhibit F. The NEDAP Deficiency Notice was delivered to NEDAP at 11:11 am on December 24, 2013. The Company also sent a copy of the deficiency notice to RP via email on December 23, 2013. *See* Exhibit G.

On January 2, 2014, NEDAP responded with a letter from Charles Schwab dated January 2, 2014 (the "Second NEDAP Schwab Letter"). *See* Exhibit H. NEDAP's response did not include a statement confirming NEDAP's intent to hold the shares through the date of the Company's 2014 Annual Meeting. The 14 days for NEDAP to transmit its response expired on January 7, 2014. As of the date of this letter, the Company has not received any further correspondence from either of the Proponents.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponents Failed To Satisfy The Applicable Procedural And Eligibility Requirements.

As discussed below, the Proposal can be excluded from the 2014 Proxy Materials because the Proponents failed to comply with the applicable procedural and eligibility requirements:

- in response to a proper deficiency notice, RP failed to provide sufficient verification of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including November 25, 2013, the date RP submitted the Proposal to the Company; and
- in response to a proper deficiency notice, NEDAP failed to provide a written statement confirming its intent to continue to hold the requisite amount of Company shares through the date of the Company's 2014 Annual Meeting.

A. The Submission From RP Can Properly Be Excluded From The 2014 Proxy Materials Because RP Failed To Establish The Requisite Eligibility To Submit The Proposal

RP did not demonstrate that it satisfies the requirements of Rule 14a-8(b)(1). Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal." Staff Legal Bulletin No. 14 ("SLB 14") specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do by one of two means that are set forth in Rule 14a-8(b)(2). *See* Section C.1.c, SLB 14.

The first proof of ownership letter that RP provided, the First RP Schwab Letter, did not demonstrate RP's satisfaction of the ownership requirements of Rule 14a-8(b). Specifically, this letter failed to verify continuous ownership of the requisite amount of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 25, 2013), instead addressing the period between November 22, 2012 and November 22, 2013 and stating that "[t]he account held at least $2000.00 market value of BAC *during* period referenced above" (emphasis added). *See* Exhibit B.

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the continuous ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation to RP under Rule 14a-8 by transmitting to RP in a timely manner the RP Deficiency Notice, which specifically set forth the information listed above and attached a copy of both Rule 14a-8 and SLB 14F. *See* Exhibit C.

In addition, SLB 14G provides specific guidance on the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1). SLB 14G expresses "concern[ ] that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters." It then goes on to state that, going forward, the Staff

> will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically.

Here, RP submitted the Proposal on November 25, 2013. *See* Exhibit A. Therefore, RP had to verify its continuous ownership of the requisite amount of Company shares throughout the one-year period preceding and including this date, i.e., November 25, 2012 through

November 25, 2013. The RP Deficiency Notice clearly and specifically identified both deficiencies in the First RP Schwab letter, stating that the First RP Schwab Letter was "not sufficient because (1) it verifies ownership between November 22, 2012 and November 22, 2013 rather than for the one-year period preceding and including November 25, 2013, the date the Proposal was submitted to the Company; and (2) it states that '[t]he account held at least $2000.00 market value of BAC during period referenced above' but does not state that this amount was held continuously during the requisite one-year period." In doing so, the Company complied with the Staff's guidance in SLB 14G by providing RP with adequate instructions as to Rule 14a-8's proof of ownership requirements. However, the Second RP Schwab Letter supplied by RP in response to the RP Deficiency Notice only corrected the first of these deficiencies. Specifically, the Second RP Schwab Letter stated "Reinvestment Partners has been the beneficial holder of Bank of America Corp. (Symbol BAC) from November 25, 2012 to November 25, 2013. Based on the 52 week high/low of the stock, the market value was at least $2000.00 *during* the above-referenced period" (emphasis added).

Despite the directions provided by the Company in the RP Deficiency Notice, the Second RP Schwab Letter does not confirm RP's continuous ownership of the requisite amount of Company shares from November 25, 2012 to November 25, 2013. The Staff consistently has concurred with the exclusion of stockholder proposals when a proponent provided information on the duration of its ownership that did not confirm continuous ownership of the requisite amount of Company shares for at least one year preceding and including the submission date. For example, in *Verizon Communications, Inc.* (avail. Jan. 25, 2008), the proponent provided a proof of ownership letter stating that the proponent was "a beneficial owner of [company] securities and has held a security position with National Financial Services, LLC, dating back to March, 2005," and that "[t]his purchase consisted of 1109 shares which he held *consistently*" (emphasis added). The Company argued that "consistently" was not the same as "continuously." In concurring with exclusion, the Staff stated, "[w]e note that the proponent appears to have failed to supply documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)." *See also Telular Corp. (Rossi)* (avail. Dec. 5, 2003) (concurring that a proof of ownership letter stating that the proponent "held over $2000.00 market value of [the company] for over a year" was not sufficient evidence that the proponent "continuously held Telular's securities for the one-year period required by rule 14a-8(b)"); *General Motors Corp.* (avail. Apr. 3, 2001) (noting that "while it appears that the proponent did provide some indication that he owned shares, it appears that he has not provided a statement from the record holder evidencing documentary support of *continuous* beneficial ownership of $2,000 or 1% in market value of voting securities, for at least one year prior to the submission of the proposal") (emphasis added)).

Similarly, in the current instance, the statement in the Second RP Schwab Letter that "Reinvestment Partners has been the beneficial holder of Bank of America Corp. (Symbol BAC) from November 25, 2012 to November 25, 2013" and that "[b]ased on the 52 week high/low of the stock, the market value was at least $2000.00 *during* the above-referenced period" (emphasis added) fails to demonstrate *continuous* ownership of the *requisite amount* of the Company's securities. The first quoted statement confirms RP's continuous ownership during the applicable one-year period but does not state any amount of securities. The second quoted statement confirms only that at some time during the year, the market value (presumably of some Company shares held by RP during the year) was at least $2,000, "based on the 52 week high/low of the stock." However, "during" does not necessarily mean "continuously throughout"; both the number and value of Company shares held by RP during the specified period could have varied in a manner that would not satisfy Rule 14a-8(b), and yet the representations in the Second RP Schwab Letter would be accurate.

As with the materials provided by proponents in *Verizon*, *Telular* and *General Motors*, none of the submissions by RP contains an affirmative statement that RP continuously held, throughout the one-year period preceding and including the date the Proposal was submitted (November 25, 2013), a number of Company shares that would satisfy the ownership requirement of Rule 14a-8. Thus, despite the RP Deficiency Notice, RP has failed to satisfy the proof of ownership requirements in Rule 14a-8(b).

B. The Submission From NEDAP Can Properly Be Excluded From The 2014 Proxy Materials Because NEDAP Failed To Establish The Requisite Eligibility To Submit The Proposal

NEDAP also did not satisfy the requirements of Rule 14a-8(b)(1). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must . . . continue to hold [at least $2,000 in market value, or 1%, of the company's] securities through the date of the meeting." SLB 14 specifies that a stockholder is responsible for providing the company with a written statement that he or she intends to continue holding the requisite number of shares through the date of the stockholder meeting. *See* Section C.1.d., SLB 14. Specifically, SLB 14 provides:

> Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?
>
> Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the

> securities for a period of one year as of the time the shareholder submits the proposal.

The Staff consistently has concurred in the exclusion of stockholder proposals submitted by proponents who, as here, have failed to provide the requisite written statement of intent to continue holding the requisite amount of shares through the date of the stockholder meeting at which the proposal will be voted on by stockholders. For example, in *International Business Machines Corp.* (avail. Dec. 28, 2010), the Staff concurred that the company could exclude a stockholder proposal where the proponents failed to provide a written statement of intent to hold their securities in response to the company's deficiency notice.[2]

In addition, the Staff has concurred in the exclusion of stockholder proposals where the statement of intent provided to a company was not an adequate statement of the stockholder's intention to continue holding the requisite amount of shares through the date of the stockholder meeting at which the proposal will be voted on by stockholders. For example, in *Energen Corp. (Calvert Asset Management Co., Inc.)* (avail. Feb. 22, 2011), the Staff concurred that the company could exclude a proposal under Rule 14a-8(f) where the written statement of intent to hold the company's securities was provided by the proponents' representative and stated the representative's intent, rather than the proponents' intent. Likewise, the Staff has consistently granted no-action relief to companies where proponents have stated that they intend to continue holding company securities for "the foreseeable future," but have failed to specifically state that they will continue to hold the requisite number of company shares through the date of the annual meeting. For example, in *Verizon Communications Inc.* (avail. Jan. 10, 2013), the proponents failed to initially provide a statement that they would hold the company shares through the date of the annual meeting, and, in response to the company's deficiency notice, provided a statement that they had held "over 400 shares of [company] stock for the past several years" and that they "intend[ed] to continue to do so into the foreseeable future." The company argued that this statement failed

---

[2] *See also Fortune Brands, Inc.* (avail. Apr. 7, 2009); *Rite Aid Corp.* (avail. Mar. 26, 2009); *Exelon Corp.* (avail. Feb. 23, 2009); *Fortune Brands, Inc.* (avail. Feb. 12, 2009); *Sempra Energy* (avail. Jan. 21, 2009); *Washington Mutual, Inc.* (avail. Dec. 31, 2007); *Sempra Energy* (avail. Dec. 28, 2006); *SBC Communications Inc.* (avail. Jan. 2, 2004); *IVAX Corp.* (avail. Mar. 20, 2003); *Avaya, Inc.* (avail. July 19, 2002); *Exxon Mobil Corp.* (avail. Jan. 16, 2001); *McDonnell Douglas Corp.* (avail. Feb. 4, 1997) (in each case the Staff concurred in the exclusion of a stockholder proposal where the proponents did not provide a written statement of intent to hold the requisite number of company shares through the date of the meeting at which the proposal would be voted on by stockholders).

to assure the proponents' holdings through the date of the annual meeting. In concurring with the proposal's exclusion, the Staff stated, "Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold his or her company stock through the date of the stockholder meeting. It appears that the proponents failed to provide this statement within 14 calendar days from the date the proponents received [the company's] request under rule 14a-8(f)." *See also AT&T Inc.* (avail. Jan. 3, 2013) (concurring with the exclusion of a proposal where the proponents failed to provide a written statement that the proponents intended to hold their company stock through the date of the stockholder meeting, and instead stated that they intended to hold their stock "for the foreseeable future").

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the Rule 14a-8(b) requirement that the proponent provide a written statement indicating the intention to continue to hold the requisite number of securities through the date of the meeting, provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time.

In the current instance, RP's statement in the November 25, 2013 letter, that NEDAP "will maintain ownership of the shares for the foreseeable future," was not sufficient because (similar to *Energen*) it was not made by NEDAP, as required by Rule 14a-8(b)(2)(i), and because (as in *Verizon Communications* and *AT&T*) it did not specify that the requisite amount of shares would be held through the date of the Company's 2014 Annual Meeting of Stockholders. Accordingly, pursuant to Rule 14a-8(f), once the Company received documents signed by NEDAP confirming that it intended to co-file the Proposal, the Company sent the NEDAP Deficiency Notice, which stated in relevant part:

> [NEDAP] has not provided a statement that it intends to continue to hold the requisite number of shares through the date of the Company's 2014 Annual Meeting of Stockholders. While Reinvestment Partners stated in its November 25, 2013 letter that 'NEDAP will maintain ownership of the shares for the foreseeable future,' this statement is inadequate because [NEDAP] did not make this statement and because it does not provide that [NEDAP] will maintain ownership of the shares through the date of the Company's 2014 Annual Meeting of Stockholders. To remedy this defect, [NEDAP] must submit a written statement that [NEDAP] intends to continue holding the requisite number of Company shares through the date of the Company's 2014 Annual Meeting of Stockholders.

In doing so, the Company complied with the Staff's guidance in SLB 14G by providing adequate instruction as to Rule 14a-8's requirements. However, despite the directions provided by the Company in the NEDAP Deficiency Notice, NEDAP's January 2, 2014 response to the NEDAP Deficiency Notice did not provide a statement that NEDAP intends to continue holding the requisite number of Company shares through the date of the Company's 2014 Annual Meeting. The Company has received no further correspondence from the Proponents.

Based on the foregoing, we request that the Staff concur that the Proposal properly can be excluded from the 2014 Proxy Materials because, in response to a proper deficiency notice, the Proponents failed to establish their eligibility to submit the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. Waiver Of The 80-Day Requirement In Rule 14a-8(j)(1) Is Appropriate.

We further request that the Staff waive the 80-day filing requirement as set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff to waive the deadline if a company can show "good cause." Good cause for a waiver exists because the Company's arguments for exclusion of the Proposal were dependent on NEDAP's response to the NEDAP Deficiency Notice, and as discussed above, the full 14 days for NEDAP's response elapsed without NEDAP providing any corrected statement of intent to continue holding its Company stock. Specifically, the Company's 80-day filing period expired on January 6, 2014. However, the NEDAP Deficiency Notice was delivered to NEDAP on December 24, 2013, and therefore NEDAP's deadline for sending its response was January 7, 2014. As a result, we have waited until the week following the deadline for NEDAP to respond to the NEDAP Deficiency Notice to submit this no-action request letter to provide adequate time for any correspondence to be delivered to the Company.

The Staff previously has granted waivers in similar circumstances where the reason for the delayed submission of a request for "no action" was that the company had been waiting for a response from the proponent to correct deficiencies in the proponent's submission. *See, e.g.*, *Toll Brothers, Inc.* (avail. Jan. 10, 2006); *Toll Brothers, Inc.* (avail. Jan. 5, 2006); *E*TRADE Group, Inc.* (avail. Oct. 31, 2000); *PHP Healthcare Corp.* (avail. Aug. 25, 1998). The current scenario is different from the situation in *Green Bankshares, Inc.* (avail. Feb. 13, 2008), in which the Staff declined to waive the 80-day requirement of Rule 14a-8(j)(1), noting the circumstances of the delay. In *Green Bankshares*, the proponent responded before the expiration of his 14-day response period and before the end of the company's 80-day deadline; therefore the company technically could have filed its no-action request prior to the end of its 80-day deadline. In the current instance, NEDAP failed to respond to the request for an adequate statement of its intention to hold the requisite amount of Company securities through the date of the 2014 Annual Meeting and therefore the Company needed to wait until after its 80-day deadline (January 6, 2014) to confirm that NEDAP had not responded to the NEDAP Deficiency Notice.

Accordingly, we believe that there is "good cause" for not satisfying the 80-day requirement, and we respectfully request that the Staff waive the 80-day requirement with respect to this letter, and concur in our view that the Proponents did not satisfy Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955 8671 or Jennifer E. Bennett, the Company's Associate General Counsel and Assistant Corporate Secretary, at (980) 388-5022.

Sincerely,

Ronald O. Mueller /GB

Ronald O. Mueller

Enclosures

cc: Jennifer E. Bennett, Bank of America Corporation
Peter Skillern, Reinvestment Partners
Josh Zinner, New Economy Project, d/b/a Neighborhood Economic Development Advocacy Project

101655665.7

GIBSON DUNN

EXHIBIT A

From: Peter Skillern [mailto:peter@reinvestmentpartners.org]
Sent: Monday, November 25, 2013 11:25 AM
To: BAC Investor Relations
Cc: Josh Zinner; Alexis Iwanisziw
Subject: Shareholder Resolution

Please confirm receipt of email. A hard copy will be delivered by Federal Express as well. Thank you very much.

REINVESTMENT PARTNERS
"ADVOCATING FOR ECONOMIC JUSTICE AND OPPORTUNITY"

By Email: i_r@bankofamerica.com

November 25, 2013

Corporate Secretary
Bank of America Corporation
Hearst Tower
214 North Tryon Street
NC1-027-20-05
Charlotte, NC 28255

Dear Ms. Mogensen,

Reinvestment Partners is a beneficial shareholder of 247 shares of Bank of America, and has held the shares for more than 10 years. The shares have been worth $2,000 or more since November 28, 2012, and a letter confirming Reinvestment Partners' ownership of the shares is forthcoming. We will maintain ownership of the shares for the foreseeable future and will attend the upcoming Bank of America annual shareholder meeting.

The Neighborhood Economic Development Advocacy Project (NEDAP) is a co-filer of this resolution. NEDAP is a beneficial shareholder of 439 shares of Bank of America. The shares have been worth $2,000 or more since November 28, 2012, and a letter confirming NEDAP's ownership of the shares is forthcoming. NEDAP will maintain ownership of the shares for the foreseeable future and will attend the upcoming Bank of America annual shareholder meeting.

The attached proposal is submitted for inclusion in the 2013 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We are concerned as shareholders that fair lending and fair housing violations in Bank of America's mortgage servicing and foreclosure practices could expose the company to serious legal, regulatory and reputational risks.

The resolution requests that Bank of America's Board of Directors conduct an internal review and report its findings on Bank of America's internal controls that ensure that its mortgage servicing and foreclosure practices do not violate fair housing and fair lending laws.

Please direct any phone inquiries regarding this resolution and send copies of any correspondence to Peter Skillern, Executive Director, Reinvestment Partners, 110 E. Geer St. or PO Box 1929, Durham, North Carolina 27701. 919-667-1000. Peter@Reinvestmentpartners.org

I look forward to further discussion of this issue.

Sincerely,

Peter Skillern
Executive Director

RESOLUTION

Resolved, shareholders request that the Board of Directors of Bank of America (the "Company") conduct an independent review of the Company's internal controls to ensure that its mortgage servicing and foreclosure practices do not violate fair housing and fair lending laws, and report its findings and recommendations, at reasonable cost and omitting proprietary information, to shareholders by September 30, 2014.

SUPPORTING STATEMENT

The foreclosure crisis has disproportionately affected black and Latino mortgage borrowers, who are nearly twice as likely to have lost their homes to foreclosure as white borrowers.

Federal and state enforcement agencies have alleged that the Company has contributed to the foreclosure crisis through illegal, discriminatory or improper mortgage lending and servicing practices. These allegations have resulted in extraordinary legal scrutiny of, and legal actions against, the Company.

In 2012, the Company entered into a $335 million settlement with the Department of Justice ("DOJ") to compensate Countrywide Financial borrowers who were steered into subprime home loans, or paid higher rates or fees, based on their race or national origin.

In 2011, the Office of the Comptroller of the Currency and the Federal Reserve brought an enforcement action against the Company and other large banks regarding widespread problems with mortgage servicing and foreclosure practices, resulting in a consent decree.

In 2012, the Company, along with other large banks, was the subject of a nationwide investigation into improper mortgage servicing and foreclosure practices, resulting in a $25 billion national mortgage settlement with 49 state Attorneys General and DOJ. It requires the Company to provide mortgage relief, including loan modifications with principal reduction, and comply with a detailed set of servicing standards.

In October 2013, the Company entered into an agreement with the NYS Attorney General to avoid legal action based on its non-compliance with key settlement servicing standards related to the loan modification process.

In 2012, fair housing organizations filed a complaint against the Company based on the discriminatory maintenance and marketing of REO properties in eight cities. In 2013, the organizations amended the complaint to include additional cities.

These investigations, alleging both lending discrimination by the Company and widespread improprieties in the Company's recent mortgage servicing and foreclosure practices, raise serious concerns about the Company's ongoing ability to conduct loss mitigation that complies with fair housing and fair lending laws, including in the provision of loan modifications, particularly principal reduction modifications.

Despite evidence that the Company's mortgage servicing and foreclosure practices expose it to extraordinary risks, including the potential of losses from claims that the Company's practices continue to harm black and Latino mortgage borrowers disproportionately, the Company has not provided adequate information to shareholders to indicate whether its current mortgage servicing and foreclosure practices comply with applicable fair housing and fair lending laws.

We believe an independent review is necessary to reassure shareholders that the Company's internal controls are sufficient to guard against the extraordinary legal, regulatory and reputational risks associated with potential fair housing or fair lending violations in the Company's mortgage servicing and foreclosure practices.

EXHIBIT B

From: Peter Skillern [mailto:peter@reinvestmentpartners.org]
Sent: Monday, December 02, 2013 3:56 PM
To: BAC Investor Relations
Subject: Proof of Ownership

Greetings,

Please find attached Reinvestment Partners' confirmation letter that we own sufficient stock for the required period of time to file the shareholder resolution. Please confirm receipt.

Thank you.

Peter Skillern
Executive Director

charles SCHWAB

November 25, 2013

FISMA & OMB Memorandum M-07-16
Questions: (877)561-1918 X33006

Victor Gallowav. Joel Skillern

FISMA & OMB Memorandum M-07-16

Dear Joel Skillern,

This letter is to confirm information requested regarding the above referenced account.

Reinvestment Partners have been the beneficial holder of Bank of America Corp. (Symbol BAC) from November 22, 2012 to November 22, 2013.

The account held at least $2000.00 market value of BAC during period referenced above.

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (877)561-1918 X33006.

Sincerely,

Jacob Dodson

Jacob Dodson
Sr Resolution Specialist
PO BOX 52114
Phoenix, AZ 850072

GIBSON DUNN

EXHIBIT C

Bank of America

December 4, 2013

VIA OVERNIGHT MAIL
Peter Skillern
Executive Director
Reinvestment Partners
110 E. Geer St.
Durham, NC 27701

Dear Mr. Skillern:

I am writing on behalf of Bank of America Corporation (the "Company"), which received on November 25, 2013 the stockholder proposal you submitted on behalf of Reinvestment Partners pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Stockholders (the "Proposal"). Your letter indicates that the Neighborhood Economic Development Advocacy Project ("NEDAP") is also a co-filer of the Proposal. However, we did not receive any correspondence from NEDAP, nor did we receive any indication that you are authorized to submit the Proposal on behalf of NEDAP.

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to Reinvestment Partners' attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that Reinvestment Partners is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received sufficient proof that Reinvestment Partners has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The Charles Schwab letter that you provided is not sufficient because (1) it verifies ownership between November 22, 2012 and November 22, 2013 rather than for the one-year period preceding and including November 25, 2013, the date the Proposal was submitted to the Company; and (2) it states that "[t]he account held at least $2000.00 market value of BAC during period referenced above" but does not state that this amount was held *continuously* during the requisite one-year period.

To remedy this defect, Reinvestment Partners must submit a new proof of ownership letter verifying its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 25, 2013). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of Reinvestment Partners' shares (usually a broker or a bank) verifying that Reinvestment Partners continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 25, 2013); or

(2) if Reinvestment Partners has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting Reinvestment Partners' ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Reinvestment Partners continuously held the requisite number of Company shares for the one-year period.

If Reinvestment Partners intends to demonstrate ownership by submitting a written statement from the "record" holder of Reinvestment Partners' shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. Reinvestment Partners can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which may be available at either http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf or http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If Reinvestment Partners' broker or bank is a DTC participant, then Reinvestment Partners needs to submit a written statement from its broker or bank verifying that Reinvestment Partners continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 25, 2013).

(2) If Reinvestment Partners' broker or bank is not a DTC participant, then Reinvestment Partners needs to submit proof of ownership from the DTC participant through which the shares are held verifying that Reinvestment Partners continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 25, 2013). Reinvestment Partners should be able to find out the identity of the DTC participant by asking its broker or bank. If Reinvestment Partners' broker is an introducing broker, Reinvestment Partners may also be able to learn the identity and telephone number of the DTC participant through its account statements, because the clearing broker identified on Reinvestment Partners' account statements will generally be a DTC participant. If the DTC participant that holds Reinvestment Partners' shares is not able to confirm Reinvestment Partners' holdings but is able to confirm the holdings of Reinvestment Partners' broker or bank, then Reinvestment Partners needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership

statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 25, 2013), the requisite number of Company shares were continuously held: (i) one from Reinvestment Partners' broker or bank confirming Reinvestment Partners' ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition, under Rule 14a-8(b) of the Exchange Act, a stockholder must provide the Company with a written statement that he, she or it intends to continue to hold the requisite number of shares through the date of the stockholders' meeting at which the Proposal will be voted on by the stockholders. Your November 25, 2013 letter is inadequate in this respect because it merely states an intent to hold the Company's shares (rather than the requisite number of the Company's shares) "for the foreseeable future." To remedy this defect, Reinvestment Partners must submit a written statement that Reinvestment Partners intends to continue holding the requisite number of Company shares through the date of the Company's 2014 Annual Meeting of Stockholders.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date Reinvestment Partners receives this letter. Please address any response to me at Bank of America Corporation, 214 North Tryon Street, Charlotte, NC 28255-0001. Alternatively, you may transmit any response by facsimile to me at (704) 409-0350.

If you have any questions with respect to the foregoing, please contact me at (980) 388-5022. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Jennifer E. Bennett
Associate General Counsel and
Assistant Corporate Secretary

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

GIBSON DUNN

EXHIBIT D

Page 41 redacted for the following reason:

- -

FISMA & OMB Memorandum M-07-16

EXHIBIT E

From: Peter Skillern [mailto:peter@reinvestmentpartners.org]
Sent: Monday, December 16, 2013 1:06 PM
To: BAC Investor Relations
Cc: Josh Zinner; Alexis Iwanisziw
Subject: Reinvestment Partners Response

Greetings,

Please find attached responses to Bank of America's letter dated December 4, 2013 from Jennifer Bennet in regards to the Resolution from Reinvestment Partners and the New Economy Project.

The attachments will also be sent by Federal Express today. Thank you.

Sincerely,

Peter Skillern
Executive Director

REINVESTMENT PARTNERS

"ADVOCATING FOR ECONOMIC JUSTICE AND OPPORTUNITY"

12 December 2013

Bank of America Corporation
ATTN: Jennifer E. Bennett
214 North Tryon Street
Charlotte, NC 28255-0001
Sent via ***FISMA & OMB Memorandum M-07-16***

RE: Response to Letter of 12/04/2013

Dear Ms. Bennett:

Please find enclosed the proof of ownership letter, per your request and specifications for Reinvestment Partners, of Bank of America stock for the prior year up to and including the date of filing.

Please accept this letter as a written statement that Reinvestment Partners intends to continue holding the requisite number of Company shares through the date of the Company's 2014 Annual Meeting of Stockholders. This statement addresses the deficiency of the November 25, 2013 letter.

Also enclosed is a written statement from the Co-filer (NEDAP renamed as New Economy Project) confirming that Reinvestment Partners is authorized to submit the Proposal on its behalf.

Also enclosed is proof that the Co-Filer has had continuous ownership of the requisite number of Company shares for the one-year period preceding and including the Submission Date.

Thank you and please contact me with any further question or concerns.

Sincerely,

REINVESTMENT PARTNERS

Joel "Peter" R. Skillern
Executive Director

ADC/jrs

Enclosures:

Proof of Ownership Letter
NEDAP Co-Filer Statement
Proof of NEDAP Ownership

O:Joel Skillern

charles SCHWAB

December 11, 2013

FISMA & OMB Memorandum M-07-16
Questions: 800-378-0685

Victor Galloway, Joel Skillern

FISMA & OMB Memorandum M-07-16

Dear Mr. Skillern,

This letter is to confirm information requested regarding the above-referenced account.

Reinvestment Partners has been the beneficial holder of Bank of America Corp. (Symbol BAC) from November 25, 2012 to November 25, 2013.

Based on the 52 week high/low of the stock, the market value was at least $2000.00 during the above-referenced period.

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at 800-378-0685.

Sincerely,

Sandra Edmiston

Sandra Edmiston
Branch Dedicated SOS
9401 E Panorama Cir
Englewood, CO 80112

New Economy Project
176 Grand Street, Suite 300, New York, NY 10013
Tel: (212) 680-5100 Fax: (212) 680-5104
www.nedap.org

New Economy Project
formerly NEDAP

December 12, 2013

To whom it may concern (at Bank of America)

This letter is to confirm that Reinvestment Partners has since November 25, 2013 and at all times thereafter, been authorized to submit the Proposal related to mortgage servicing on behalf of New Economy Project (dba Neighborhood Economic Development Advocacy Project). New Economy Project (dba Neighborhood Economic Development Advocacy Project) meets the eligibility requirements to submit the Proposal under Rule 14a-8(b), proof of which is attached.

Sincerely

Josh Zinner
Co-Director

charles SCHWAB

December 12, 2013

FISMA & OMB Memorandum M-07-16
Questions: (800) 378-0685X48018

Neighborhood Economic Dev Advocacy Project, Sarah Ludwig
176 Grand St Ste 300
New York, NY 10013

Information Requested

Dear Sarah Ludwig,

I am writing to confirm that as of the close of business November 25, 2013, the above referenced account, registered to Neighborhood Economic Development, held 424.2314 shares of Bank of America Corp (BAC).

These shares have maintained a minimum of $2,000.00 in value over the past year. Based on the 424.2314 shares in the account, the value of Bank of America Corp would need to be at least $4.72 per share in order to maintain a value of $2,000.00. Between November 25, 2012 and November 25, 2013, Bank of America Corp did not close below $4.72 a share.

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (800) 378-0685X48018.

Sincerely,

Andrew Breed

Andrew Breed
SOS Den Team A
9401 E Panorama Circle
Englewood, CO 80112

GIBSON DUNN

EXHIBIT F

Bank of America

Corporate Secretary

December 23, 2013

VIA OVERNIGHT MAIL
Josh Zinner
New Economy Project (d/b/a Neighborhood Economic Development Advocacy Project)
176 Grand Street, Suite 300
New York, NY 10013

Dear Mr. Zinner:

I am writing on behalf of Bank of America Corporation (the "Company"), which on December 16, 2013 received from Reinvestment Partners a co-filer authorization statement and brokers letter provided on behalf of New Economy Project d/b/a Neighborhood Economic Development Advocacy Project ("NEP") and relating to a mortgage servicing proposal submitted by Reinvestment Partners on November 25, 2013 on NEP's behalf for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Stockholders (the "Proposal") pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8.

The materials provided contain certain procedural deficiencies, which SEC regulations require us to bring to NEP's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that NEP is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received sufficient proof that NEP has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The December 12, 2013 Charles Schwab letter that Reinvestment Partners provided is not adequate because it merely (1) states the number (424.2314) of Company shares that NEP owned as of November 25, 2013; and (2) states that this number of shares has "maintained a minimum of $2,000.00 in value over the past year" as of December 12, 2013, the date of the Charles Schwab letter. The Charles Schwab letter does not, however, verify that NEP owned any Company shares prior to November 25, 2013, nor does it state the number or value of Company shares that NEP continuously owned for the full one-year period of November 25, 2012 to November 25, 2013.

To remedy this defect, NEP must obtain a new proof of ownership letter verifying its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 25, 2013). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of NEP's shares (usually a broker or a bank) verifying that NEP continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 25, 2013); or

(2) if NEP has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting NEP's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that NEP continuously held the requisite number of Company shares for the one-year period.

If NEP intends to demonstrate ownership by submitting a written statement from the "record" holder of NEP's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. NEP can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which may be available at either http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf or http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If NEP's broker or bank is a DTC participant, then NEP needs to submit a written statement from its broker or bank verifying that NEP continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 25, 2013).

(2) If NEP's broker or bank is not a DTC participant, then NEP needs to submit proof of ownership from the DTC participant through which the shares are held verifying that NEP continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 25, 2013). NEP should be able to find out the identity of the DTC participant by asking its broker or bank. If NEP's broker is an introducing broker, NEP may also be able to learn the identity and telephone number of the DTC participant through its account statements, because the clearing broker identified on NEP's account statements will generally be a DTC participant. If the DTC participant that holds NEP's shares is not able to confirm NEP's holdings but is able to confirm the holdings of NEP's broker or bank, then NEP needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 25, 2013), the requisite number of Company shares were continuously held: (i) one from NEP's broker or bank confirming NEP's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition, under Rule 14a-8(b) of the Exchange Act, a stockholder must provide the Company with a written statement that he, she or it intends to continue to hold the requisite number of shares through the date of the stockholders' meeting at which the proposal will be voted on by the stockholders. NEP has not provided a statement that it intends to continue to hold the requisite number of shares through the date of the Company's 2014 Annual Meeting of Stockholders. While Reinvestment Partners stated in its November 25, 2013 letter that "NEDAP will maintain ownership of the shares for the foreseeable future," this statement is inadequate because NEP did not make this statement and because it does not provide that NEP will maintain ownership of the shares through the date of the Company's 2014 Annual Meeting of Stockholders. To remedy this defect, NEP must submit a written statement that NEP intends to continue holding the requisite number of Company shares through the date of the Company's 2014 Annual Meeting of Stockholders.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date NEP receives this letter. Please address any response to me at Bank of America Corporation, 214 North Tryon Street, Charlotte, NC 28255-0001. Alternatively, you may transmit any response by facsimile to me at (704) 409-0350.

If you have any questions with respect to the foregoing, please contact me at (980) 388-5022. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Jennifer E. Bennett
Associate General Counsel and
Assistant Corporate Secretary

cc: Peter Skillern, Reinvestment Partners

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial.*

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

GIBSON DUNN

EXHIBIT G

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FISMA & OMB Memorandum M-07-16

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From: Bennett, Jennifer -Legal [mailto:jennifer.e.bennett@bankofamerica.com]
Sent: Monday, December 23, 2013 4:26 PM
To: 'peter@reinvestmentpartners.org'
Subject: Copy of Correspondence to New Economy Project re: Shareholder Proposal

Dear Mr. Skillern, we sent the attached correspondence to New Economy Project related to the shareholder proposal submitted by Reinvestment Partners.

Jennifer E. Bennett
Associate General Counsel &
Assistant Secretary
Office of the Corporate Secretary
Bank of America Corporation
Phone: 980.388.5022
Fax: 704.409.0497
Email: jennifer.e.bennett@bankofamerica.com

GIBSON DUNN

EXHIBIT H

From: Alexis Iwanisziw [mailto:alexis@neweconomynyc.org]
Sent: Thursday, January 02, 2014 1:00 PM
To: Bennett, Jennifer -Legal
Cc: 'Peter Skillern'; josh@neweconomynyc.org
Subject: Updated Proof of Ownership Letter in Response to 12/23/13 Letter

Dear Ms. Bennett,

In response to your letter dated 12/23/13, please find attached an updated letter from Schwab confirming New Economy Project's (formerly NEDAP) ownership of Bank of America shares. Please confirm that you've received the attachment, and let us know if the attached letter does not respond to your concerns.

Thank you,
Alexis

--
Alexis Iwanisziw
Research and Policy Analyst
New Economy Project (formerly NEDAP)
176 Grand Street, Suite 300
New York, NY 10013
(T) 212-680-5100, x.201; (F) 212-925-2092
www.neweconomynyc.org

connect with us

TO:Alexis

charles SCHWAB

January 2, 2014

FISMA & OMB Memorandum M-07-16

Questions: (800)378-0685 ext 34300

Neighborhood Economic Dev Advocacy Project, Sarah Ludwig, Deyanira Delrio
176 Grand St Ste 300
New York, NY 10013

Dear Sarah Ludwig,

I am writing to confirm that the above referenced account, registered to Neighborhood Economic Development, held at least 424.2314 shares of Bank of America Corp (BAC) between November 25, 2012 and November 25, 2013.

These shares have maintained a minimum of $2,000.00 in value over the past year. Based on the 424.2314 shares in the account, the value of Bank of America Corp would need to be at least $4.72 per share in order to maintain a value of $2,000.00. Between November 25, 2012 and November 25, 2013, Bank of America Corp did not close below $4.72 a share.

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (800)378-0685 ext 34300.

Sincerely,

Jaime Sparks

Jaime Sparks
SOS Phx Team A
2423 E Lincoln Dr
Phoenix, AZ 85016-1215